BIG BAR GOLD CORPORATION
                          7542 1ST Street
                  Burnaby, British Columbia V3N 3T2
               Tel: (604) 837-2739  Fax: (604) 525-0557


August 1, 2001

Philip Fraser
Lucia Wulandari
Water-Tek Purification Systems Inc.
16192 9th Avenue
Surrey, British Columbia
V4A 8W8

Dear Sirs:

Re:  Share Purchase Agreement
-----------------------------

Further to our recent discussions, Big Bar Gold Corporation ("Big Bar") confirms an agreement whereby it will acquire all of the issued and outstanding common shares in the capital of Water-Tek Purification Systems Inc. ("Water-Tek") from Philip Fraser and Lucia Wulandari (collectively, the " Vendors") for the sum of $20,000 on the following terms:

1. Water-Tek and the Vendors represent and warrant to Big Bar now and at closing that:

        a) the issued and outstanding common shares in the capital of Water-Tek are fully paid and non-assessable (the "Shares");

        b) the Vendors have the ability to sell a 100% interest in and to all of the Shares and have the absolute right and authority to enter into Agreement with Big Bar providing for the sale and purchase of the Shares;

        c) Water-Tek is a corporation duly incorporated, validly existing and in good standing under the laws of British Columbia and is duly qualified to do business and to own its assets;

        d) Water-Tek is not knowingly in breach of any laws, ordinances, statues, regulations, by-laws, orders or decrees to which it is subject or which apply to it;

        e) There are no outstanding or authorized options, dividends, warrants, agreements, subscriptions, calls, demand or rights of any character relating to the capital stock of Water-Tek, whether or not issued, including, without limitation, securities convertible into or evidencing the right to purchase any securities of Water-Tek;

        f)   Water-Tek has no liabilities;

        g) there is no known action, suit, judgment, litigation, claim, strike or investigation against or pending against or involving Water-Tek;

        h) Water-Tek holds all permits, patents, licenses, contracts, consents and authorities issued by any government or governmental authority having jurisdiction, which are necessary or desirable in connection with the conduct and operation of Water-Tek's water purification business;

        i) Water-Tek is not in default or breach of any provision of any contract, agreement, lease, indenture or other instrument to which Water-Tek is a party or by which Water-Tek is bound or to which the assets of Water-Tek are subject;

        j) all facts relating to Water-Tek and to its business, operations, assets or financial conditions that are known, or which on reasonable inquiry ought to be known, to Water-Tek and that are material to the business, operations, assets or financial condition of Water-Tek have been disclosed to Big Bar; and

        k) Water-Tek owns certain intellectual property, technical knowledge, know-how, skills, experience, talents and rights, including proprietary rights, relative to its water purification business which Water-Tek believes to be unique;

2. In consideration of the Vendors agreeing to transfer all of the Shares to Big Bar, Big Bar hereby agrees to pay the sum of $20,000
        (Canadian funds) to the Vendors at closing.

3.      Big Bar represents and warrants that:

        a) it is not in breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which it is subject or which apply to it;

        b) all financial statements of Big Bar, which have been filed with the B.C. Securities Commission, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with previous years (except as therein noted) and fairly and accurately reflect the business and financial position of Big Bar as of the date thereof;

        c) there is no action, suit, judgment, litigation, strike, labour disturbance, proceeding or investigation against or pending against or involving Big Bar which might result in any material adverse change in the assets, business or financial condition of Big Bar or result in any liability on the part of Big Bar; and

        d) Big Bar is a corporation duly incorporated, validly existing and in good standing under the laws of British Columbia, is duly qualified to do business as, and is in good standing in each jurisdiction in which the conduct of its business assets or properties makes such qualification necessary, has all requisite power and authority to conduct its business and to own its assets and is a reporting company in good standing under British Columbia securities laws.

4. The closing of this Agreement shall take place at the offices of Gregory S. Yanke Law Corporation at 2pm on August 3, 2001, or at such other time and place acceptable to the parties hereto. At closing, Big Bar shall provide the Vendors, or their nominees, with a cheque or cheques totaling $20,000 against delivery of:

        (a) a certified true copy of resolutions of Water-Tek's Board of Directors authorizing the transfer of the Shares from the Vendors to Big Bar, the registration of the Shares in the name of the Big Bar and the issuance of a share certificate representing the Shares in the name of the Big Bar;

        (b) share certificates representing the Shares issued in the name of the shareholders of Water-Tek accompanied by duly executed Irrevocable Powers of Attorney to transfer the Shares to Big Bar; and

        (c) A share certificate or certificates registered in the name of the Big Bar, signed by the President of Water-Tek, representing the Shares.

5. The parties hereto shall use their best efforts to ensure the delivery of all documentation necessary to given effect to the true nature and intent of this Agreement.

6. This Agreement and the acquisition of the Shares shall be interpreted in accordance with the laws of the Province of British Columbia and shall enure to the benefit of and be binding upon the parties hereto, their respective heirs, administrators, successors and assigns, as the case may be.

7.      Time shall be of the essence of this Agreement.

8. This Agreement shall be subject to Big Bar's satisfactory due diligence review of Water-Tek and its assets. Water-Tek shall make available to Big Bar prior to closing all files, documents, records or other information in its possession relating to the affairs of Water-Tek and will use its best efforts to obtain for Big Bar such additional other records or information as reasonably requested by Big Bar for purposes of its due diligence review.

If the foregoing accurately sets forth your understanding of our agreement, kindly sign this Agreement where indicated below, which will then form a binding agreement between us, subject only to the terms and conditions aforesaid.

AGREED & ACCEPTED ON AUGUST 1, 2001 BY:


WATER-TEK PURIFICATION SYSTEMS INC.             BIG BAR GOLD CORPORATION

      /s/ Philip Fraser                              /s/ Linda Smith
Per:----------------------                      Per:----------------------
      Authorized Signatory                            Authorized Signatory


/s/ Philip Fraser
-----------------
Philip Fraser


/s/ Lucia Wulandari
-------------------
Lucia Wulandari